INITIAL ALTERNATIVE MONTHLY REPORT

NATIONAL INSTRUMENT 62-103 THE EARLY WARNING SYSTEM AND RELATED TAKE-OVER BID AND INSIDER REPORTING ISSUES

RE: ZODIAC EXPLORATION INC. (the “Issuer”) (formerly Peninsula Resources Ltd.)

1.	The name and address of the eligible institutional investor:

Name:	PRUDENTIAL JENNISON NATURAL RESOURCES FUND, INC.
(the “Resources Fund”)
Address:	Gateway Center Three
100 Mulberry Street
Newark, NJ 07102

2. The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:

This is the initial report filed by the Resources Fund in respect of the Issuer under Part 4 of National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”).

On September 28, 2010, the Resources Fund acquired ownership of: (i) 33,790,800 common shares of the Issuer, and (ii) warrants exercisable for an additional 19,575,000 common shares of the Issuer (based on information provided by the Issuer).

3. The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at September 30, 2010, the Resources Fund owned: (i) 33,790,800 of common shares of the Issuer, representing approximately 10.64% of the outstanding common shares (based on 317,583,611 shares issued and outstanding, as disclosed by the Issuer), and (ii) warrants exercisable for an additional 19,575,000 common shares of the Issuer.

The Resources Fund has a securityholding percentage of approximately 15.82% (assuming the exercise of the warrants owned by the Resources Fund but not any other outstanding convertible securities of the Issuer).

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4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Resources Fund has ownership of the securities referred to in paragraph 3 above.

The securities are under the control or direction of Jennison Associates LLC (“Jennison”), as investment manager of the Resources Fund. Jennison may be considered to be a joint actor of the Resources Fund.

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the eligible institutional investor or any joint actor:

Not Applicable.

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not Applicable.

5. The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities of the Issuer referred to above were acquired by the Resources Fund for investment purposes. Each of Jennison and the Resources Fund expects to review from time to time its investment in the Issuer and may, depending on the market and other conditions: (i) acquire securities or related financial instruments of the Issuer in the open market, in privately negotiated transactions or otherwise, and/or (ii) dispose of all or a portion of the securities or related financial instruments of the Issuer over which it now or hereafter exercises, or may be deemed to exercise, control or direction, or owns.

6. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

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Dispositional and voting authority over the securities of the Issuer is held by Jennison pursuant to investment sub-advisory agreements between Jennison and the advisor to the Resources Fund, Prudential Investments LLC.

Jennison files separate alternative monthly reports disclosing the securities of the Issuer under its control or direction.

7. The names of any joint actors in connection with the disclosure required by this report:

Jennison may be considered to be a joint actor of the Resources Fund in connection with the securities disclosed herein.

8. If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

9. A statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

The Resources Fund is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer’s securities.

The filing of this document is not an admission that any entity named herein owns or controls any described securities or is a joint actor with another named entity.

DATED this 8th day of October, 2010.

                                                                            PRUDENTIAL JENNISON NATURAL
                                                                            RESOURCES FUND, INC.,  By
                                                                            JENNISON ASSOCIATES LLC, as
                                                                            investment sub-advisor

By:	“Maya Teufel”
Name:	Maya Teufel
Title:	Vice President and Corporate Counsel
Tel:	(212) 421-1000